EXHIBIT 99.1

Transcript of Special Shareholders Meeting Aug 28 2026

Transcript of Special Shareholders Meeting held virtually, on 28 August 2026 at 4:30 pm, EST

Dr. Paul Averback:

Good afternoon and welcome — I now call this special meeting of the shareholders of NYMOX to order.

I am Paul Averback CEO/President. And I will act as the chairperson of this meeting. Our counsel Lethea Carey will be responsible to document the minutes.

We have been informed by the Transfer Agent that proper notice of this meeting was given to shareholders and that notice of this special meeting was sent to all shareholders of record in accordance with our corporate bylaws.

We refer to the Proxy circular that was sent to shareholders regarding August 4, 2026 as the Record Date.

And we have determined that there are 47,885,624 shares duly represented by proxy. This represents 45.6% of the voting stock. A quorum is represented, and we may conduct the stated business.

The purpose of today’s special meeting is to consider and report upon the following specific business item:

for the limited purpose set out in the Notice; and with re-confirmation that no other business will be entertained;

The purpose is to report voting results and to fill the vacancies on the Board of Directors and elect the new Board of Directors.

The nominees have been previously identified in the Proxy materials,

And they include:

Dr Russell Thomson

Dr Kresimir Pucaj,

Mr Robert Lachance

Dr David Morse

And myself Dr Paul Averback

As there are no further questions about the sole item on the agenda, I will now proceed to report on the official vote count that has been officially confirmed by the staff team from Computershare headed by Patrick Gauthier and Lesley-Anne Alano in conjunction with Broadridge.

Based on the voting record provided: of 105,040,140 total shares issued and outstanding, 47,885,624 shares (45.59%) were voted; the motion to elect directors received 47,066,029 shares (98.29%) in favor, 0 shares against, and 819,595 shares (1.71%) withheld/abstaining, with no spoiled ballots or non-votes recorded.

As Chairman I hereby declare that the motion is carried and the nominees are duly elected.

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Transcript of Special Shareholders Meeting Aug 28 2026

I hereby  confirm that the Board of Directors of the Company now comprises five (5) directors:

Dr Russell Thomson

Dr Kresimir Pucaj

Mr Robert Lachance

Dr David Morse

Dr Paul Averback

effective as of August 28, 2026

Seconded by Dr. David Morse

As the Chair I reiterate that the Meeting was convened for the sole purpose stated in the Notice and that no further business is before the shareholders.

Adjournment

Motion to adjourn the Meeting. Seconded by Dr David Morse

Chair declared the Meeting adjourned.

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